As filed with the Securities and Exchange Commission on June 27, 2017

Registration No. 333-216840

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1

to

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE FEDERAL REPUBLIC OF NIGERIA

(Name of Registrant)

Mr. Hakeem Balogun

Charge d’Affaires, a.i.

Embassy of The Federal Republic of Nigeria

3519 International Court, NW

Washington, DC 20008

(Name and address of authorized representative in the United States)

Copies to:

E. Whitney Debevoise, Esq. Steven G. Tepper, Esq. Arnold & Porter Kaye Scholer LLP 250 West 55th Street New York, New York 10019	Sachin Dave, Esq. Allen & Overy, LLP One Bishops Square London, E16AD United Kingdom

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement under Schedule B (File No. 333-216840) of the registrant is being filed solely to add exhibits to the Registration Statement in accordance with Rule 462(d) under the Securities Act of 1933, as amended, and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:

1.	Facing Sheet.

2.	The following Exhibits:

(A)	Underwriting Agreement, dated June 19, 2017, among The Federal Republic of Nigeria (the “Republic”), Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Standard Bank of South Africa Limited and the underwriters listed in Schedule A thereto.

(B)	Fiscal Agency Agreement, dated June 27, 2017, among the Republic, Citibank N.A., New York branch, as Fiscal Agent, Registrar, Principal Paying Agent and Principal Transfer Agent and Citibank N.A., London branch, as London Paying Agent and London Transfer Agent.

(C)	Form of 5.625% Diaspora Bond due 2022.

(D)	Opinion (including consent) of Arnold & Porter Kaye Scholer LLP.

(E)	Opinion (including consent) of the Solicitor General of the Federation and Permanent Secretary.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, who is duly authorized to execute the foregoing in his official capacity, on the 27th day of June, 2017.

FEDERAL REPUBLIC OF NIGERIA

By:	/s/ Dr. Abraham Nwankwo
Dr. Abraham Nwankwo
Director-General of the Debt
Management Office

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the duly authorized representative in the United States of the Federal Republic of Nigeria has signed this amendment to the Registration Statement on the 27th day of June, 2017.

AUTHORIZED REPRESENTATIVE

By:	/s/ Hakeem Balogun
Mr. Hakeem Balogun
Charge d’Affaires, a.i

EXHIBIT INDEX

Exhibit		Page No.

A.	Underwriting Agreement, dated June 19, 2017, among The Federal Republic of Nigeria (the “Republic”), Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Standard Bank of South Africa Limited and the underwriters listed in Schedule A thereto.

B.	Fiscal Agency Agreement, dated June 27, 2017, among the Republic, Citibank N.A., New York branch, as Fiscal Agent, Registrar, Principal Paying Agent and Principal Transfer Agent and Citibank N.A., London branch, as London Paying Agent and London Transfer Agent.

C.	Form of 5.625% Diaspora Bond due 2022.

D.	Opinion (including consent) of Arnold & Porter Kaye Scholer LLP.

E.	Opinion (including consent) of the Solicitor General of the Federation and Permanent Secretary.